04036673

NO. 82-34703

Form 45-102F1

[Notice] of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder

2. Your name: Commonwealth Enterprise Fund Inc.

3. The offices or positions you hold in the reporting issuer: N/A

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
   4736842 common shares of the reporting issuer.

Distribution

6. Number and class of securities you propose to sell: 200000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.
   The securities will be sold on an TSX.V exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date August 25, 2004

Commonwealth Enterprise Fund Inc.
Your name (Selling security holder)

Your signature (or if a company, the signature of your authorized signatory)

Roland Langset
Name of your authorized signatory